CONFIDENTIAL TREATMENT REQUESTED BY BT GROUP PLC

BT GROUP PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

VIA EDGAR
September 18, 2015

Cecilia D. Blye
Chief, Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-5546

Re:           BT Group plc
           Form 20-F for the Fiscal Year Ended March 31, 2015
           Filed May 21, 2015
           File No. 1-08819

Dear Ms.Blye:

We are writing in response to the Commission’s August 18, 2015 letter to Gavin Patterson, Group Chief Executive of BT Group plc, inquiring about possible contacts BT Group companies (collectively, “BT”) might have with Sudan and Syria.  For your reference, we have copied the Commission’s comments and questions (in pertinent part) before BT’s responses, and have numbered the questions to correspond to the numbers in the Commission’s comment letter.

As confirmed by Special Counsel Pradip Bhaumik, the deadline for this response was extended until September 18, 2015.

As explained in more detail below, BT has only minimal contacts with Sudan and Syria that result almost exclusively from BT’s provision of international direct dial services and global managed communications services to its customers, including the embassies of U.S. allied governments.  Based on the nature and scope of these contacts, we do not believe that BT’s activities involving Sudan and Syria create any material investment risk, quantitative or qualitative, for our security holders.

1.
You stated in your letter to us dated February 3, 2012 that you provided products and services to Sudan and Syria. Also, you state on page 224 of Exhibit 15.2 to your Form 20-F that you conducted activities in, or with persons from, certain countries identified by the U.S. Department of State as state sponsors of terrorism. Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your 20-F does not include disclosure about contacts with those countries. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any equipment, technology, fees or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Like many other international communications services providers, BT has certain direct and indirect contacts with Sudan and Syria that are necessary to facilitate the provision of global information and communications services to BT’s customers.  As explained in more detail below, these contacts with Sudan and Syria generally do not result from the direct marketing or sale of products and services to customers located there; rather these contacts have resulted from agreements related to the connection of international calls and the provision of communications services to embassies and diplomatic missions of U.S.-allied governments.

The types of products and services BT offers to its customers in Sudan and Syria include:

•	“international direct dialed calls,” which is the connection of telephone calls to and from particular destinations;

•
“networked IT services,” including managed global contracts and the supply of hardware products (e.g. computers, servers, routers and phones) and related technical services (e.g., installation, maintenance and technical support);

•	“GSM roaming” which is the connection of mobile calls to and from particular destinations; and

•	non-technical consultancy services related to business operations and financial analysis.

In order to provide its customers with global connectivity that includes coverage within Sudan and Syria, BT generally enters into contractual arrangements with local or regional telecommunications companies that already maintain the necessary network infrastructure within those countries.  BT also does not maintain any offices or direct employees located in Sudan or Syria.  Moreover, as noted below, BT has no active legal entity in either country.  The BT legal entity previously incorporated in Sudan has been dormant for several years.

The following is a summary of BT’s direct contacts with Sudan and with Syria:

Sudan

•	BT does not maintain any employees, offices or significant assets in Sudan.

•
BT incorporated a legal entity in Sudan called Newgate Communication (Sudan) Co. Ltd for the limited purpose of carrying out local billing and tax functions. This entity is dormant and liquidation of the entity has been applied for.

•	Since April 1, 2012, BT has not entered into any new contracts with entities located in Sudan.

•
BT maintains bilateral agreements with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for the limited purpose of enabling BT’s customers to place international direct dialed telephone calls (voice only) into Sudan, and to receive such calls from Sudan.  From April 1, 2012 to March 31, 2015, BT has received total revenues of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for these services.

•
Between April 1, 2012 and March 31, 2015, BT received total revenues of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] under the GSM roaming agreement with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

•
In 2012, BT UAE signed a contract with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in Dubai to assist with the operation of a data Centre in Khartoum, Sudan.  BT UAE however ceased the contract in December 2012 due to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] having difficulty in making payments.  BT received total revenues of under [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for the services provided during this period.

•
BT maintains its investment in the East African Submarine Cable System (EASSy).  This is an initiative to construct and operate a high bandwidth submarine fiber optic cable system that provides communications connectivity between eight East African countries, including Sudan, and the rest of the world.  The EASSy project is funded jointly by the World Bank, the European Investment Bank, the African Development Bank, the Development Bank of South Africa and a consortium of private telecommunications companies, including BT.  EASSy includes a cable landing in Sudan and Sudatel (Sudan Telecom) is a member of the consortium of participating companies. BT owns [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in EASSy and has invested a total of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], moreover, only a fraction of BT’s investment contributes to the portion of the system deployed in Sudan.

Syria

•	BT does not maintain any employees, offices or significant assets in Syria.

•	BT has not invested in the telecommunications infrastructure in Syria, nor has BT exported any equipment to Syria.

•	Since April 1, 2012, BT has not entered into any new contracts with entities located in Syria.

•
BT maintains a bilateral agreement with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for the limited purpose of enabling BT’s customers to place international direct dialed telephone calls (voice only) into Syria, and to receive such calls from Syria. From April 1, 2012 to March 31, 2015 BT has received revenues of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for international direct dialed calls from Syria.

Indirect contacts

In addition to these direct contacts, BT has a number of indirect contacts with Sudan and Syria resulting from BT’s provision of the global communications products and services described above to its customers in other countries:

•
BT entered into a contract with the Foreign Affairs Ministry of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2010 under which BT provides global communications products and services to its embassies and diplomatic missions, including its embassy located in Sudan.  The contract expires December 31, 2017 and the value of the services provided to Sudan will be [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] a year.

•
BT also entered into a contract with the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Ministry of Foreign Affairs to provide global communication products and services to its embassies, including its embassies located in Sudan and Syria.  From April 1, 2012 to March 31, 2015, BT received total revenues of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for the services provided to Sudan and Syria for the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Ministry of Foreign Affairs.

•
BT also provides services to International Governmental Institutions (eg. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]) which includes embassies or diplomatic missions located in Sudan. Under these contracts, BT does not record revenues by individual territory but estimates that total revenue associated with Sudan would be less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. Any equipment supplied by BT to these government customers and used at their embassies or diplomatic missions within Sudan was shipped to those locations by the government customers by diplomatic pouch.

BT believes that these activities are consistent with or permitted under U.S. law and are in compliance with the applicable regulations promulgated by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).  At present, U.S. economic sanctions and export control laws and regulations explicitly authorize the free flow and exchange of information and informational materials to and from Sudan and Syria.  Moreover, with the exception of its U.S. entities and operations, BT Group entities generally are not subject to OFAC restrictions on the exportation and importation of services to and from Sudan and Syria.  Accordingly, BT believes that its minimal contacts with the two countries do not violate applicable U.S. economic sanctions and export control laws, and are consistent with, or even supportive of, the foreign policy interests of the U.S.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria since the period covered by the referenced letter. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Quantitatively, the revenue received in connection with the activities described above is insignificant and immaterial to investors in light of BT’s total revenues.  BT’s total revenues for direct and indirect services provided to entities in Sudan and Syria in the 2014/15 financial year were [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] (2013/14 [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and 2012/13 [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]).

BT received the following amounts in the form of revenues for the provision of international direct dial and GSM roaming services from Sudan and Syria over the last three years:

	April 1, 2012 - March 31, 2013	April 1, 2013 - March 31, 2014	April 1, 2014 - March 31, 2015
	£	£	£
Syria	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Sudan

(Note – excludes revenues from contracts with Foreign Affairs Ministries.)

The following table indicates the liabilities from the provision of communications services to Sudan and Syria over the last three years.

Liabilities:
	April 1, 2012 - March 31, 2013	April 1, 2013 - March 31, 2014	April 1, 2014 - March 31, 2015
	£	£	£
Syria	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Sudan

(Note - the liabilities are the total amounts owed by BT to the carriers in Syria and Sudan, for provision of direct and indirect services. These liabilities are not a cost relating to BT’s revenues and apply to distinct, traffic volumes terminating in those countries.
This is consistent with the information provided in previous fillings.)

Collectively, these revenues represent less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent of BT’s total revenues in each of the last three financial years.  Moreover, as indicated above, BT does not maintain any offices or direct employees in Sudan and Syria.  Accordingly, BT does not believe that the above-described contacts with Sudan and Syria pose any material quantitative investment risk to its security holders.

Qualitatively, we believe that the above-described activities could not have a material adverse effect on BT’s reputation or equity value and that no reasonable investor would deem such activities to represent an important factor in making an investment decision.  BT is aware that various U.S state and municipal governments, universities, and investors have proposed or have adopted divestment or similar initiatives regarding investment in companies that engage in certain types of business with U.S.-designated state sponsors of terrorism.   BT’s activities generally are restricted to the furnishing of products and services to its customers (including embassies and new organizations) necessary for global communications connectivity.

To the knowledge of the Group Investor Relations Director, and the Group General Counsel & Company Secretary of BT Group plc, no investor comments or questions have arisen regarding BT’s minimal contacts with Sudan and Syria.  Accordingly, it appears that these activities are not a matter of significant interest to the investing public.  Moreover, to the extent that such activities become a matter of public interest, BT believes that the public, the news media and BT’s investors will view its communications services and other contacts with Sudan and Syria positively, as vital to diplomatic relations and as consistent with the policy interests of the U.S and other countries in enabling the free flow of information and news reports to and from Sudan and Syria.

Finally, BT takes its responsibility to comply with all applicable laws and regulations very seriously and has implemented corporate compliance policies and procedures to address applicable requirements.  More specifically, BT has a well-established corporate OFAC compliance policy designed to prohibit the provision of services to, or engagement in transactions with, sanctioned countries in violation of U.S. law.  BT also provides compliance training to its employees with relevant responsibilities.  Moreover, BT typically includes a provision in its agreements/arrangements that requires compliance with applicable economic sanctions and export control laws.  Because BT has taken these steps to implement and enforce a compliance program to prevent unauthorized transactions involving Sudan and Syria, we do not believe that BT’s communications services and other activities involving these countries create any material investment risk for our security holders.

* * * *

BT understands its obligations to ensure that the disclosures set forth in its SEC filings are accurate and adequate, that its filings include all information required under the Securities Exchange Act of 1934, and that it provides all information that investors require for an informed investment decision.

Furthermore, BT acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and;
•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me, or Dan Fitz, Group General Counsel & Company Secretary, if you have any additional questions.

Sincerely,

/s/ Glyn Parry

Glyn Parry
Director, Group Financial Control

cc:           Pradip Bhaumik
Larry Spirgel